SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-14837
Quicksilver Resources Inc. 401(k) Plan
(Full title of the plan)
Quicksilver Resources Inc.
777 West Rosedale
Fort Worth, Texas 76104
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the Quicksilver Resources Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Fort Worth, Texas
June 29, 2007

QUICKSILVER RESOURCES INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

INVESTMENTS AT FAIR VALUE	$14,465,772	$13,044,802

EMPLOYER CONTRIBUTIONS RECEIVABLE	598,841	774,110

INTEREST INCOME RECEIVABLE	6,108	7,067

TOTAL ASSETS	15,070,721	13,825,979

LIABILITIES — EXCESS CONTRIBUTIONS PAYABLE TO PARTICIPANTS	66,824	39,840

NET ASSETS AVAILABLE FOR BENEFITS	$15,003,897	$13,786,139

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS:
Net (depreciation) appreciation in fair value of investments	$(460,302)	$3,167,181
Interest and dividend income	535,525	233,836
Employee contributions	1,468,057	1,074,256
Employer contributions	1,262,077	775,505
Rollover contributions	59,574	145,394

Total additions	2,864,931	5,396,172

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	350,332	1,341,838
Corrective distributions	66,824	39,840
Administrative expenses	12,824	9,195

Total deductions	429,980	1,390,873

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,434,951	4,005,299

TRANSFER TO MERCURY 401(k) PLAN	1,217,193	—

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	13,786,139	9,780,840

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$15,003,897	$13,786,139

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) are prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits — Benefits to participants are recorded when paid.

Expenses — Quicksilver Resources Inc. has elected to pay substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. Other expenses, including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ accounts.

Investments — Securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss, is allocated to the participants’ accounts. Fair value of common stock and mutual funds is based on quoted market prices. Investment transactions are accounted for as of the trade dates. Investments in the Quicksilver Resources Inc. Unitized Stock Fund (“Unitized Fund”) are indirect investments in common stock of Quicksilver Resources Inc. The fair value of the Unitized Fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds. The Unitized Fund represents approximately 42% and 49% of the net assets available for benefits of the Plan as of December 31, 2006 and 2005, respectively. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans are valued at amortized cost, which approximates fair value.

2.	DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The terms of the Plan are more fully described in the Plan document or the Plan’s summary plan description, which is available to each participant.

General — The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to reward long and loyal service to the employees of Quicksilver Resources Inc. (“the Company”) by providing to employees benefits upon retirement, disability, death or other termination of employment. For the Plan years ended December 31, 2006 and 2005, the Plan’s trustee was Reliance Trust Company (“Reliance”).

Effective as of December 31, 2005, employees of Mercury Exploration Company, a related party of the Company, ceased to participate in the Plan. Effective January 1, 2006, Mercury Exploration Company

adopted a separate 401(k) plan for its employees. All Mercury Exploration Company employees’ account balances, amounting to $1,217,193, were transferred to the Mercury 401(k) Plan during 2006.

Participation — Employees of the Company who are at least 21 years of age are eligible to make salary deferral contributions as of the first day of the month following three months of employment.

Contributions — Participants may contribute their compensation on a pretax basis up to the maximum amount allowed by the Internal Revenue Service and direct their contributions among 15 investment options. Participant contributions are voluntary. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Effective January 1, 2002, participants who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution. In 2006 and 2005, catch-up contributions were limited to $5,000, and $4,000, respectively.

Effective January 1, 2006, the Board of Directors of the Company approved an amendment to the Plan to provide for a fully vested 100% matching employer contribution on up to 4% of participants’ contributions to the Plan. This amendment was intended to satisfy the Section 401(k) “safe harbor” rules, permitting the Plan to automatically comply with certain nondiscrimination requirements of Section 401 of the Code beginning in the 2007 Plan year. The Company made matching employer contributions of $663,236 for 2006.

The amendment to the Plan also provided that the Company will make a fixed employer contribution of 3% of eligible compensation to the Plan each year for eligible Plan participants. Participants are generally eligible to share in the fixed employer contributions for a Plan year if they are at least 21 years of age, completed one year of service with Quicksilver Resources, including at least 1,000 hours of service during the Plan year, and are still employed by Quicksilver Resources as of the last day of the Plan year. The Company made a fixed employer contribution of $598,841 for 2006.

Prior to 2006, the Company made discretionary contributions to the Plan of an amount approved by the Compensation Committee of the Board of Directors of the Company. The Company’s discretionary contributions were allocated based upon compensation levels among participants eligible to share in the contribution for the Plan year. Participants were eligible to share in the discretionary contributions if they were at least 21 years of age, they had completed at least one year of service with the Company, and they were still employed by the Company as of the last day of the Plan year. The Company made discretionary contributions of $775,505 for 2005.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting — Effective January 1, 2006, participants become 20% vested in discretionary employer contributions and fixed employer contributions provided by the Company after one year of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after five years of service or upon death, retirement, or disability while employed. Participant contributions, matching employer contributions and earnings thereon are fully vested at all times. A participant who terminates employment prior to being fully vested will forfeit the amount of nonvested Company contribution made on behalf of the participant and earnings thereon. Forfeited amounts may be used to pay administrative expenses of the Plan, with the remainder allocated to eligible Plan participants. Forfeitures of nonvested Company contributions allocated to participants’ accounts during 2006 were $27,391. There were no forfeitures of nonvested Company contributions allocated to participants’ accounts during 2005.

Participant Loans — Loans are available to all participants and are made at the sole discretion of the Plan Administrator. A participant may not request a loan for less than $1,000 and the amount of the participant’s loan may not be more than the lesser of (a) 50% of the participant’s vested balance, or (b) $50,000 less the excess of the highest outstanding loan balance in the previous 12 months over the participant’s current outstanding loan balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan. The interest rate is determined to be the prime interest rate plus 1%. Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan. Interest rates for current outstanding loans range from 5% to 9.5%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service, an eligible participant’s vested account balance may be paid in a lump sum (or through installments for required minimum distributions). Payment may be deferred until age 70-1/2 if the participant’s vested account balance is greater than $1,000.

Administrative Expenses — Quicksilver Resources has elected to pay substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. Other expenses, including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ account.

3.	INVESTMENTS

The Plan currently offers indirect investments in Quicksilver Resources stock through the Unitized Fund, a money market fund, and 13 mutual funds as investment options. Participants may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of participants, including Company contributions, can be transferred between funds at the election of the participant, subject to certain limitations as defined in the Plan. The following table sets forth investments as of December 31, 2006 and 2005, respectively.

	2006	2005
AIM Growth Allocation Fund	$442,893	$154,796
AIM Conservative Allocation Fund	22,238	5,747
AIM Intermediate Government Fund	167,335	183,538
AIM Large Cap Basic Value Fund	438,140	348,030
AIM Large Cap Growth Fund	586,136	493,903
AIM Mid Cap Core Equity Fund	734,007	575,271
AIM Moderate Allocation Fund	288,108	239,089
AIM Money Market Fund*	1,451,073	1,540,968
AIM Small Cap Equity Fund	588,541	387,669
American Funds Bond Fund of America	453,251	400,069
American Funds EuroPacific Growth Fund*	1,172,289	627,109
Columbia Large Cap Index Fund	454,941	364,898
Franklin Balance Sheet Investment Fund*	900,272	547,489
Goldman Sachs Short Duration Govt Fund	31,870	11,432
Quicksilver Resources Inc. Unitized Stock Fund*	6,235,367	6,744,270
Participant Loans	499,311	420,524

	$14,465,772	$13,044,802

*	Represents 5% or more of net assets available for benefits at December 31, 2006.
During the years ended December 31, 2006 and 2005, respectively, the fair value of the Plan’s investments appreciated (depreciated) as follows:

	2006	2005
Corporate and US Bond Funds	$15,706	$(20,496)
Equity Funds	207,627	154,841
Quicksilver Resources Inc. Unitized Stock Fund	(683,635)	3,032,836

	$(460,302)	$3,167,181

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become 100% vested in their accounts.

5.	TAX STATUS

The Plan previously was a prototype document that received a favorable opinion letter dated June 20, 2002 in which the Internal Revenue Service stated that the prototype document, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In December 2005, the Company amended and restated the Plan, effective as of January 1, 2001. In November 2006, the Company submitted a favorable determination letter request for the Plan to the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXCESS CONTRIBUTIONS AND DISTRIBUTIONS PAYABLE

As a result of the ADP/ACP Nondiscrimination and 402(g) Limit Refund Calculation tests completed by the Plan administrator, there were Excess Contributions Payable to participants of $66,824 and $39,840 as of December 31, 2006 and 2005, respectively. There were no distributions payable to participants by the Plan at December 31, 2006 and 2005, respectively.

7.	SUBSEQUENT EVENT

Effective May 23, 2007, the Board of Directors of the Company approved amendments to the Plan that reflect a change in trustee and the adoption of a separate trust agreement. Effective June 1, 2007, the Plan transitioned to a new record keeper and a new trustee.
******

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
	lessor, or similar party	par or maturity value	value
*	Reliance Trust Company	Cash, non-interest bearing	$—
*	Reliance Trust Company	AIM Growth Allocation Fund	442,893
*	Reliance Trust Company	AIM Conservative Allocation Fund	22,238
*	Reliance Trust Company	AIM Intermediate Government Fund	167,335
*	Reliance Trust Company	AIM Large Cap Basic Value Fund	438,140
*	Reliance Trust Company	AIM Large Cap Growth Fund	586,136
*	Reliance Trust Company	AIM Mid Cap Core Equity Fund	734,007
*	Reliance Trust Company	AIM Moderate Allocation Fund	288,108
*	Reliance Trust Company	AIM Money Market Fund	1,451,073
*	Reliance Trust Company	AIM Small Cap Equity Fund	588,541
*	Reliance Trust Company	American Funds Bond Fund of America	453,251
*	Reliance Trust Company	American Funds EuroPacific Growth Fund	1,172,289
*	Reliance Trust Company	Columbia Large Cap Index Fund	454,941
*	Reliance Trust Company	Franklin Balance Sheet Investment Fund	900,272
*	Reliance Trust Company	Goldman Sachs Short Duration Government Fund	31,870
*	Reliance Trust Company	Quicksilver Resources Inc. Unitized Stock Fund	6,235,367

		Participant loans with interest rates of 5.00% to 9.50%, and maturity dates from January 31, 2007 to August 15, 2034	499,311

			$14,465,772

*	Party-in-interest
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
*23.1	Consent of Independent Registered Public Accounting Firm

*    Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Administrative and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 29, 2007

401(k) Plan Administrative and Investment Committee
By:	/s/ Anne D. Self
Anne D. Self, Chairman of the
401(k) Plan Administrative and Investment Committee